June 21, 2019

QTA: TSX VENTURE
QTRRF: OTCQB

QUATERRA ANNOUNCES NEW CEO AND AGM RESULTS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQB: QTRRF) today announced that Gerald Prosalendis, current President and COO of the Company, has been named President and Chief Executive Officer, effective July 1, 2019. To accommodate this appointment, Thomas Patton will resign as CEO while retaining the position of Chairman of the Board of Directors.

Mr. Prosalendis has been involved in decision-making at a senior level for 30 years across a variety of business sectors, and for the last two decades has focused on mineral exploration and development. He has been an integral part of Quaterra’s recent strategic developments including the agreement with Atlantic Richfield Company facilitating a solution to long-standing environmental issues at the Company’s Nevada-based Yerington project, and the sale of certain water rights for US$6.02 million.

“Over the past few months we have made big strides towards de-risking our Yerington project and setting the stage for attracting investment and potential partners for mine development,” says Mr. Prosalendis. “The sale of water rights enabled us to fund the company without diluting shareholders. The agreement with Atlantic Richfield facilitated a solution to long-standing environmental issues at Yerington, in turn, placing the project on a simpler path to permitting and mine development.”

Mr. Patton will continue to play an active role in the Company focused on exploration endeavours and will work closely with the Company’s Board of Directors and CEO in developing and implementing the Company’s strategy.

“We would like to recognize Tom for his unwavering commitment to Quaterra as CEO over many years. We also appreciate his continued active involvement with the Company as Chairman of the Board, his valuable expertise and the access that he provides through his years of experience to a wide network of North American geoscientists and mineral explorers,” says Mr. Prosalendis.

Mr. Prosalendis has been an officer and director of a number of publicly traded mining exploration and development companies. He was the VP Corporate Development both of Western Silver Corporation when it sold in 2006 to Glamis Gold, and of Dia Met Minerals when it was sold to BHP Billiton in 2001. While at Dia Met he was a member of the team that developed the Ekati diamond mine. He is currently a director of Lithoquest Diamonds Inc. His work has involved developing strategic plans; building and managing teams to implement those plans; identifying opportunities for growth including property acquisitions, M&A activity and joint ventures; negotiating agreements; facilitating corporate financings; and, raising companies’ profiles in the investment community.

Quaterra today also announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 20, 2019. PricewaterhouseCoopers LLP, Chartered Professional Accountants were re-appointed as auditors of the Company for the ensuing year and shareholders approved the Company’s 2019 10% rolling stock option plan.

A total of 130,748,566 common shares were represented at the AGM, representing 63.98 % of the votes attached to all outstanding common shares as at the record date. All the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular dated May 13, 2019, were approved by the requisite majority of votes cast at the AGM.

The following five incumbent directors were re-elected: Thomas Patton, John Kerr, LeRoy Wilkes, Terry Eyton and Gerald Prosalendis.

Following the annual general meeting, the Board of Directors appointed Thomas Patton as Chairman and CEO of Quaterra, Gerald Prosalendis as President and COO (to change as detailed above on July 1, 2019), Lei Wang as CFO and Lawrence Page, Q.C. as Corporate Secretary.

The Company also announced that it has granted 2,950,000 incentive stock options to 23 directors, officers, employees and consultants pursuant to the Company’s stock option plan. The options are exercisable at a price of Cdn$0.065 per share for a period of five years and are subject to the policies of the TSX Venture Exchange.

About Quaterra Resources Inc.
Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. Quaterra also holds an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and immediately north of the large Pebble copper-gold porphyry project. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors
Gerald Prosalendis, President and COO
Quaterra Resources Inc.

For more information please contact:
Karen Robertson, Corporate Communications, 778-898-0057
Gerald Prosalendis, President and COO, Quaterra Resources Inc., 250-940-3581
Thomas Patton, Chairman and CEO, Quaterra Resources Inc., 604-641-2758
Email: info@quaterra.com
Website: www.quaterra.com

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Factors that could cause actual results to differ materially from those in forward looking statements include that federal and state governments and agencies and their private sector partners will implement an agreement to remediate the Yerington mine site and complete the work, the Company will continue to receive funding, that near term opportunities exist to enhance value, that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; that the Yerington assets have the potential to support mining operations; and that the copper price will support mining investment. Quaterra Resources Inc. does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.